Mail Stop 6010   January 14, 2009

James A. Bianco, M.D.
President and Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, Washington 98119

Re: Cell Therapeutics, Inc.
Preliminary proxy statement filed January 2, 2009
File No. 1-12465

Dear Dr. Bianco:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director

cc: Karen Dempsey, Esquire
    Orrick, Herrington & Sutcliffe LLP
    The Orrick Building
    405 Howard Street
    San Francisco, California 94105-2669